Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
REGEN BIOLOGICS, INC.

REGEN BIOLOGICS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify as follows:

FIRST:  The name of the Corporation is ReGen Biologics, Inc.

SECOND:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is September 1, 1987.

THIRD:  The Board of Directors of the Corporation, acting in accordance with the provisions of Section 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

The first paragraph of Article FOURTH shall be amended and restated to read in its entirety as follows:

“FOURTH:  Authorized Shares.   The total number of shares of all classes of stock which the Corporation has the authority to issue is two hundred and twenty-five million (225,000,000) shares, consisting of two classes: one hundred and sixty-five million (165,000,000) shares of common stock, $0.01 par value per share (the “Common Stock”), and sixty million (60,000,000) shares of preferred stock, $0.01 par value per share. Effective at 11:59 p.m. (Eastern Daylight Time) on November 29, 2008 (such time, the “Effective Time”), every twenty (20) shares of Common Stock outstanding immediately prior to the Effective Time (such shares, the “Old Common Stock”) shall automatically without further action on the part of the Corporation be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below.  From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment.  There shall be no fractional shares issued.  All fractional shares resulting from the Reverse Split shall be repurchased by the Company for cash at the current fair market value of the fractional share interest, such that the cash payment for the fractional share interest will be calculated by multiplying the fractional share interest by the fair market value per share of the common stock, which will be the average trading price per share of common stock on the OTC Bulletin Board (or any other listing or quotation system on which the shares of common stock are then listed or quoted) over the ten business days prior to the effective date of the reverse split.”

FOURTH:  Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, ReGen Biologics, Inc. has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be executed this 25th day of November, 2008.

REGEN BIOLOGICS, INC.

	By:	/s/ Brion Umidi
	Name:	Brion Umidi
	Title:	Senior Vice President and
Chief Financial Officer

ATTEST:
/s/ Michael Angelo